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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*
                                          ------
                     Nutrition For Life International, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   670615202
          -----------------------------------------------------
                                 (CUSIP Number)


       Douglas B. Koff, Esq., Waldbaum, Corn, Koff, Berger & Cohen, P.C.
      303 E. 17th Avenue, Suite 940, Denver, Colorado 80203 (303) 861-1166
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 17, 1997
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No.  670615 20 2                        PAGE      2   OF  9   PAGES
          -------------                               -----   -----
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     APOTEX FOUNDATION
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     650,000
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     650,000
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     650,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  670615 20 2                        PAGE      3   OF  9   PAGES
          -------------                               -----   -----

                       INFORMATION SHEET FOR SCHEDULE 13D



ITEM NO. 1
----------                    Security and Issuer.  The security is common stock
                              of Nutrition For Life International, Inc. The address of its principal executive offices is 9101
                              Jameel, Suite 100, Houston, Texas 77040.

ITEM NO. 2
----------                    Identity and  Background.  The person  filing this
                              statement is Apotex Foundation, incorporated under
                              the  Society  Act  of  the   Province  of  British
                              Columbia,  Canada.  Its  principal  business is to
                              carry out charitable activities without purpose of
                              gain  for  its  members.  Its  principal  business
                              address and  principal  office is 2100 One Bentall
                              Centre,  505 Burrard  Street,  Vancouver,  British
                              Columbia,   Canada  V7X  1R4.   It  has  not  been
                              convicted during the last five years in a criminal proceeding described in Item 2(d) and during the last five years it was not a party to a civil proceeding of the type described in Item 2(e).

                              See attached pages for information called for by this Item with respect to the executive officers and directors of Apotex Foundation.

ITEM NO. 3
----------                    Source and Amount of Funds or Other Consideration.
                              The amount of funds used to make the purchase of the shares was $6,747,000. All of the funds came directly from the working capital assets of Apotex
                              Foundation.

ITEM NO. 4
----------                    Purpose  of  Transaction.  The  securities  of the
                              issuer were acquired solely for the purpose of investment. There are no plans or proposals which relate to any of the matters specified in the subparagraphs of Item No. 4.

ITEM NO. 5
----------                    Interest  in  Securities  of the  Issuer.  (a) The
                              aggregate  number of shares  acquired  was 650,000
                              shares, which is believed to comprise 11.6% of the
                              outstanding  class of such securities.  All of the
                              shares are owned in the name of Apotex Foundation.
                              None of the  shares are held in the name of any of
                              the  three  other   persons   identified   in  the
                              attachments referenced in Item No. 2 above.

CUSIP No.  670615 20 2                        PAGE      4   OF  9   PAGES
          -------------                               -----   -----


                              (b) Voting of the shares held by Apotex Foundation is through its board of directors, which is comprised of the three other persons identified in the attachments referenced in Item No. 2 above. Each of those other three persons, in its capacity as a director, shares the power to direct the vote of the issuer's securities with respect to all 650,000 shares.

                              (c) There were no transactions in the class of securities reported on that were effected during the past 60 days by Apotex Foundation or any of the other three persons named in the attachments referenced in Item No. 2.

                              (d) None.

                              (e) Not applicable.

ITEM NO. 6
----------                    Contracts,    Arrangements,    Understandings   or
                              Relationships with Respect to Securities of the Issuer. None

ITEM NO. 7                    Material to be Filed as Exhibits. None.
----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.


                                           APOTEX FOUNDATION


                                           By:  /s/ Bernard C. Sherman
                                                --------------------------------
                                                    Signature

                                           President
                                           -------------------------------------
                                           Title

                                           April 28, 1997
                                           -------------------------------------
                                           Date

CUSIP No.  670615 20 2                        PAGE      5   OF  9   PAGES
          -------------                               -----   -----



                        ATTACHMENT NO. 1 TO SCHEDULE 13D

ITEM NO. 2
----------                    Identity  and  Background.   (a)  This  attachment
                              refers to Bernard C. Sherman, an executive officer
                              and director of Apotex Foundation and a person who
                              may be  considered to control  Apotex  Foundation.
                              (b) His  business  address  is 150  Signet  Drive,
                              Weston,  Ontario,  Canada M9L 1T9. (c) His present
                              principal  occupation  or  employment is as CEO of
                              Apotex,    Inc.,   which   manufactures    generic
                              pharmaceutical products. Its address is 150 Signet
                              Drive, Weston, Ontario, Canada M9L 1T9. (d) He has not been convicted during the last five years in a criminal proceeding described in Item 2(d). (e)
                              During the last five years, Mr. Sherman was a party to an administrative proceeding before the United States Securities and Exchange Commission, and as a result of such proceeding, Mr. Sherman was and is the subject of a cease and desist order of the Commission ordering Mr. Sherman to cease and desist from committing or causing violations or future violations of Sections 10(b), 13(g) and 16(a), and rules promulgated thereunder, of the Securities Exchange Act of 1934 (Release No.
                              34378). (f) Mr. Sherman is a Canadian citizen.

ITEM NO. 3
----------                    Source and Amount of Funds or Other Consideration.
                              See Item No. 3 of this Report with respect to Apotex Foundation.

ITEM NO. 4
----------                    Purpose of Transaction. Apotex Foundation acquired
                              the shares for the purposes of investment. There are no plans or proposals which relate to any of the matters specified in the subparagraphs of Item
                              No. 4.

ITEM NO. 5
----------                    Interest in  Securities  of the  Issuer.  (a) With
                              respect to 650,000  shares of  Nutrition  For Life
                              International,  Inc.  held in the  name of  Apotex
                              Foundation, and which comprise approximately 11.6% of the outstanding class of such securities, Mr.
                              Sherman disclaims beneficial ownership of such shares. This filing is not to be construed as an admission that Mr. Sherman is, for the purposes of
                              Section 13(d) or Section 13(g), the beneficial owner of the shares owned by Apotex Foundation. In addition to the foregoing shares, Mr. Sherman, in his capacity as president and director of Shermfin

CUSIP No.  670615 20 2                        PAGE      6   OF  9   PAGES
          -------------                               -----   -----


                              Corp., the owner of 565,390 shares of Nutrition For Life International, Inc., may be deemed the beneficial owner of such shares, which constitute an additional 10.2% of the outstanding class of such securities. Collectively, all of the shares described above in this paragraph consist of 1,215,390 shares of Nutrition For Life International, Inc., or 21.8% of the outstanding class of such securities. (b) Mr. Sherman, together with the other directors of Apotex Foundation, share the power to direct the vote by Apotex Foundation of the shares of Nutrition For Life International, Inc. owned by Apotex Foundation. In addition, Mr. Sherman shares the power to direct the vote by Shermfin Corp. of the shares of Nutrition For Life International, Inc. owned by Shermfin Corp. (c) There were no transactions by Mr. Sherman in the class of securities reported on that were effected during the past sixty days by him. (d) None. (e) Not applicable.

ITEM NO. 6
----------                    Contracts,    Arrangements,    Understandings   or
                              Relationships with Respect to Securities of the Issuer. None.

CUSIP No.  670615 20 2                        PAGE      7   OF  9   PAGES
          -------------                               -----   -----

                        ATTACHMENT NO. 2 TO SCHEDULE 13D

ITEM NO. 2
----------                    Identity  and  Background.   (a)  This  attachment
                              refers  to Jack  Kay,  an  executive  officer  and
                              director of Apotex  Foundation.  (b) His  business
                              address  is 150  Signet  Drive,  Weston,  Ontario,
                              Canada  M9L  1T9.   (c)  His   present   principal
                              occupation  or  employment is as COO and President
                              of  Apotex,   Inc.,  which  manufactures   generic
                              pharmaceutical products. Its address is 150 Signet
                              Drive, Weston, Ontario, Canada M9L 1T9. (d) He has not been convicted during the last five years in a criminal proceeding described in Item 2(d). (e)
                              During the last five years, Mr. Kay was not a party to a civil proceeding of the type described in Item 2(e). (f) Mr. Kay is a Canadian citizen.

ITEM NO. 3
----------                    Source and Amount of Funds or Other Consideration.
                              See Item No. 3 of this Report with respect to Apotex Foundation.

ITEM NO. 4
----------                    Purpose of Transaction. Apotex Foundation acquired
                              the shares for the purposes of investment. There are no plans or proposals which relate to any of the matters specified in the subparagraphs of Item
                              No. 4.

ITEM NO. 5
----------                    Interest  in  Securities  of the  Issuer.  (a) The
                              number of shares owned and the percentage of the class represented by those shares is set forth above in Item No. 5 for Apotex Foundation. Mr. Kay disclaims beneficial ownership of the shares that are the subject of this filing, and this filing is not to be construed as an admission that Mr. Kay is, for the purposes of Section 13(d) or Section
                              13(g), the beneficial owner of the shares owned by Apotex Foundation.(b) Mr. Kay, together with the other directors of Apotex Foundation, share the power to direct the vote by Apotex Foundation of the shares of Nutrition For Life International,
                              Inc. owned by Apotex Foundation. (c) There were no transactions by Mr. Kay in the class of securities reported on that were effected during the past sixty days by him. (d) None. (e) Not applicable.



ITEM NO. 6
----------                    Contracts,    Arrangements,    Understandings   or
                              Relationships with Respect to Securities of the Issuer. None.

CUSIP No.  670615 20 2                        PAGE      8   OF  9   PAGES
          -------------                               -----   -----


                        ATTACHMENT NO. 3 TO SCHEDULE 13D

ITEM NO. 2
----------                    Identity  and  Background.   (a)  This  attachment
                              refers to Tony  Miezlaiskis,  an executive officer
                              and  director  of  Apotex   Foundation.   (b)  His
                              business   address  is  34-36  East  69th  Avenue,
                              Vancouver,  British Columbia,  Canada V5X 4K6. (c)
                              His present principal occupation or employment is a manager of Apotex, Inc./Vancouver, which is a distributor of generic pharmaceutical products.
                              Its address is 34-36 East 69th Avenue,  Vancouver,
                              British Columbia, Canada V5X 4K6. (d) He has not been convicted during the last five years in a criminal proceeding described in Item 2(d). (e)
                              During the last five years, Mr. Miezlaiskis was not a party to a civil proceeding of the type described in Item 2(e). (f) Mr. Miezlaiskis is a
                              Canadian citizen.

ITEM NO. 3
----------                    Source and Amount of Funds or Other Consideration.
                              See Item No. 3 of this Report with respect to Apotex Foundation.

ITEM NO. 4
----------                    Purpose of Transaction. Apotex Foundation acquired
                              the shares for the purposes of investment. There are no plans or proposals which relate to any of the matters specified in the subparagraphs of Item
                              No. 4.

ITEM NO. 5
----------                    Interest  in  Securities  of the  Issuer.  (a) The
                              number of shares owned and the percentage of the class represented by those shares is set forth above in Item No. 5 for Apotex Foundation. Mr.
                              Miezlaiskis disclaims beneficial ownership of the shares that are the subject of this filing, and this filing is not to be construed as an admission that Mr. Miezlaiskis is, for the purposes of
                              Section 13(d) or Section 13(g), the beneficial owner of the shares owned by Apotex Foundation.(b)
                              Mr. Miezlaiskis, together with the other directors of Apotex Foundation, share the power to direct the vote by Apotex Foundation of the shares of Nutrition For Life International, Inc. owned by
                              Apotex Foundation. (c) There were no transactions by Mr. Miezlaiskis in the class of securities

CUSIP No.  670615 20 2                        PAGE      9   OF  9   PAGES
          -------------                               -----   -----


                              reported on that were effected during the past sixty days by him. (d) None. (e) Not applicable.

ITEM NO. 6
----------                    Contracts,    Arrangements,    Understandings   or
                              Relationships with Respect to Securities of the Issuer. None.